November 15, 2010

Mr. Lyn Shenk

Branch Chief

Division of Corporate Finance

Securities and Exchange Commission

100 F Street N.E.

Washington, D.C. 20549-3561

RE:	PACCAR Inc
Form 10-K for the Year Ended December 31, 2009
Form 10-Q for the Quarterly Period Ended June 30, 2010
File Number: 001-14817

Dear Mr. Shenk:

As discussed in our phone call on November 5, 2010, the Company is providing this letter in partial response to the SEC Staff’s comments set forth in your letter dated September 7, 2010, regarding PACCAR Inc’s Form 10-K for the year ended December 31, 2009 and Form 10-Q for the quarter ended June 30, 2010. As agreed, the Company will provide another letter by December 15, 2010 in response to the remaining SEC Staff comments. For convenience, each of your letter’s comments has been reproduced in italics.

Form 10-K for the Year Ended December 31, 2009

Item 2. Properties, page 7

1.	Refer to your response to our prior comment 1. You state that for our information you provided a reconciliation of units accounted for as EOLs for 2009, 2008, and 2007. However, your reconciliation consists solely of the mathematical difference between the beginning and end of year number of units and, therefore, does not reconcile the change during each period. Accordingly, we reissue our prior comment. Please provide us with a table that reconciles the beginning and end of year number of trucks you own on operating lease to others (EOLs) for each year presented. The reconciliation should include a line corresponding to each major category of change.

Response:

The following table reconciles Equipment on Operating Lease units (EOLs) at the beginning and end of the year for 2007, 2008 and 2009. The data includes units in Europe where the Company provides residual value guarantees (“RVGs”) and does not have legal title. The Company measures its EOLs based on the dollar amount of the portfolio. The Company’s financial systems are not designed to provide data on the additions and disposals of EOLs in terms of units. Accordingly, this information was not accumulated in the normal course of business. The information provided was accumulated manually from the relevant subsidiary records of the Company.

	2009	2008	2007
Beginning Balance EOL Units - January 1	34,349	31,627	28,855
Additions to EOLs	9,047	11,228	9,917
Disposals of EOLs	(9,516)	(8,506)	(7,145)

Ending EOL Units - December 31	33,880	34,349	31,627

EOL units subject to RVGs (included above) at December 31	12,775	11,953	11,367

The Form 10-K discloses additional information about the Company’s EOLs in the Critical Accounting Policy section of Management’s Discussion and Analysis (“MD&A”), the Consolidated Statements of Cash Flows, Note F. Equipment on Operating Leases, and Note S. Segment and related information.

The Company believes information on the dollar amount of PACCAR Financial Services new loan and lease volume segregated between EOLs and finance leases and loans is useful to investors and began including such information in the Financial Services section of MD&A in the Form 10-Q for the period ended June 30, 2010. The Company believes the current Form 10-K and additional disclosures noted above disclose EOLs in a manner that is informative to investors.

The Company has stated the location and general character of its properties which are principal to its operations, including all manufacturing facilities as well as research and product development facilities in accordance with Item 102 of Regulation S-K.

Management’s Discussion and Analysis

Overview, page 24

2.	Refer to your response to our prior comment 4. For factors for which the effect is not quantifiable, please disclose this fact, the basis for your belief for the cited factor and, as indicated in the response, that such factors are listed in what you believe to be order of importance.

Response:

The Company’s Form 10-Q for the period ended September 30, 2010 quantified factors as causes for variances in the MD&A. The Company also added sentences in the MD&A overview as follows:

•

Where possible, the Company has quantified the factors identified in the following discussion and analysis. In cases where it is not possible to quantify the impact of factors, the Company lists them in the estimated order of importance. Factors for which the Company is unable to specifically quantify the impact include market demand, fuel prices, freight tonnage and economic conditions affecting the Company’s results of operations.

3.	Refer to your response to our prior comment 5. It appears that you expect the relationship of the margin percentage (that is, income before income taxes as a percent of revenue) between domestic (as referred to in Note N, and consisting of United States as referred to in Note S) and foreign (as referred to in Note N, and consisting of Europe and Other as referred to in Note S) operations to be the same as that in 2009. We understand this to mean that the margin percentage for foreign operations is expected to continue at the 2009 level. The response refers to decreased truck volume and demand as the apparent factor contributing to the decreased foreign operations margin. However, it is not clear to us that this fully explains the significant decrease in the margin percentage, as a commensurate decrease in related costs associated with decreased volume and demand would also be expected with a proportionate impact on the margin percentage. Also, the intended revised disclosure in the response appears to focus on the Truck business. However, the foreign margin percentage appears to be on a consolidated basis inclusive of the truck and financial services businesses. Please advise.

Response:

A substantial portion (approximately 90%) of the Company’s Truck and Other Cost of Sales and Revenues are direct material, labor, and other direct costs that vary in-line with sales volumes. The remaining costs consist principally of factory and parts distribution center costs that indirectly vary with sales volumes. Other than sales volume, the largest contributor to the Company’s profitability is its ability to obtain a sales price for its trucks and parts in excess of its direct and indirect costs, (i.e. earn a margin over cost of sales). A substantial contraction in market demand in 2009 in all of the Company’s primary markets, particularly the European market, resulted in two significant effects. The Company sold fewer trucks and the average selling price per truck declined more than the average direct cost per truck, which reduced the Company’s margin. Even though the costs moved in line with truck sales volume, the decline in average selling price per truck had a large effect on margin percentage. The Company’s factory and other operating costs also declined, but since they are indirect costs, they did not decline at the same rate as direct costs, which also reduced the Company’s operating margin in 2009. See the response to Comment 5 for further explanation.

The decline in the ratio of income before taxes to revenues for foreign operations as defined in the income tax footnote was from 13.4% to 2.1%. Of the 11.3% decline, only .6% was due to foreign finance companies. This was not a significant component of the decline.

Truck, page 26

5.	Refer to your response to our prior comment 7 in regard to cost of sales. You state that you believe providing further information on cost of sales will not enhance an investor’s understanding of your performance. However, you do not explain why you believe this. Please advise. In addition, your proposed revised disclosure states in part, “lower gross margins were primarily the result of lower truck gross margins.” This does not appear to provide meaningful discussion and analysis of your results. Given that cost of sales comprises the substantial majority of your operating expenses, we believe providing comparative details of the components comprising cost of sales in a user-friendly format such as a table, accompanied by a thorough level of analysis, would be meaningful to investors. Please revise to provide such disclosure and provide us with a copy of your intended revised disclosure.

Response:

The Company will include a reconciliation and discussion of the major reasons for the change in Net Sales and Revenues, Cost of Sales and Revenues and Gross Margin between 2010 and 2009 in future filings.

A reconciliation and discussion of the major reasons for the change in Net Sales and Revenues, Cost of Sales and Revenues and Gross Margin between 2009 and 2008 are as follow:

($ in Millions)	Net Sales	Cost of Sales	Gross Margin
2008	$13,709.6	$11,736.9	$1,972.7
Increase/ (Decrease)
Truck delivery volume	(5,666.7)	(4,518.3)	(1,148.4)
Average truck sales prices	(321.5)	—	(321.5)
Average per truck material, labor and other direct costs	—	(8.6)	8.6
Factory overhead, warehouse and other indirect costs	—	(283.9)	283.9
Part sales and direct costs	(304.3)	(187.2)	(117.1)
Currency Translation	(260.9)	(197.6)	(63.3)
Other	(79.5)	(57.9)	(21.6)

Net Decrease	(6,632.9)	(5,253.5)	(1,379.4)

2009	$7,076.7	$6,483.4	$593.3

Lower market demand in all the Company’s primary markets related to the global economic recession resulted in lower truck deliveries including decreases of 65% in Europe, 27% in the combined U.S. and Canadian markets and 65% in the Company’s other markets. The lower market demand also resulted in lower average truck selling prices and lower part sales. Factory overhead, warehouse and other indirect costs decreased due to lower staffing ($158 million), supplies and maintenance ($91 million), utilities ($29 million) and other indirect cost needed to support lower production volumes. Currency translation reduced sales and cost of sales primarily due to a weaker euro relative to the U.S. dollar.

*** CONFIDENTIAL INFORMATION OMITTED AND PROVIDED SEPARATELY TO THE COMMISSION ***

Financial Services

2009 Compared to 2008, page 29

6.	Refer to your response to our prior comment 9. To clarify our prior comment, we believe a comparative table that presents the number of new vehicles associated with new loans and leases to accompany the current table of new loan and lease dollar volume would be meaningful to investors’ understanding of your results. Please revise to include such disclosure and provide us with a table that includes this data for each of the last three fiscal years.

Response:

In future filings the Company will add the following unit information to its Financial Services segment table.

New Loan and Lease Unit Volume

2009	2008	2007
23,789	39,904	45,912

Consolidated Statements of Income, page 39

7.	Please tell us the amounts included in “Operating lease, rental and other income” for sales of used trucks for each year presented.

Response:

The amounts included in “Operating lease, rental and other income” for sales of used trucks for each year presented was $12.7 million in 2009 and nil in both 2008 and 2007. 2009 was the first year the Financial Services segment acquired used trucks as part of a trade package in an effort to enhance new truck sales.

8.	Refer to your response to our prior comment 13. Please explain to us (i) the nature of the misclassification in the line items for “retail loans and direct financing leases originated” and “collections on retail loans and direct financing leases,” (ii) why the misclassification occurred, and (iii) how the misclassification was identified. Also, please explain to us the basis for your conclusion that the misclassifications were not material to the respective interim periods in which they occurred. In particular, tell us the quantitative and qualitative factors considered in arriving at your conclusion. Further, tell us what the correct amounts for these line items were for the fourth quarter of 2009.

Response:

During year-end reporting the Company performed analytical procedures comparing the retail loan and direct financing lease originations to the new loan and lease volume reported in the Results of Operations section of MD&A. Based upon this review, the Company noted that two of its foreign subsidiaries were incorrectly reporting activity for retail loan and direct finance lease originations and collections.

The Cash Flow Statement misclassification was due to a change in the configuration of the accounting system for local statutory purposes that erroneously over reported activity unrelated to loan volume into the consolidation system. As a result, for PACCAR Inc consolidation purposes, “retail loans and direct financing leases originated” and “collections on retail loans and direct financing leases,” were overstated by the exact same amount. This was corrected in the full year reports in the Company’s 2009 Form 10-K. In considering the effect on the Company’s quarterly results, the Company recalculated the correct amounts for each quarter in 2009 and determined that the second and the third quarter were misstated by the amount of $246.4 million and $802.1 million, respectively, as previously disclosed to you in our letter dated July 21, 2010.

The quantitative and qualitative factors the Company considered in evaluating the error on the Company’s quarterly reports were:

•	Was the error quantitatively material to any individual financial statement line item?

•	Would a reasonable person relying on the financial statements be influenced by the correction of the error?

•	Does the location, in regards to the financial statements, carry more significant weight?

•	Does the error impact quarterly trends in the financial statement line items?

•	Was the error related to the Company incorrectly applying accounting guidance in an overly complex transaction?

•	Does the error impact EPS, stock volatility, or management compensation?

•	When aggregated with all other misstatements, is the total amount of misstatement material to the financial statements?

The Company recognized that this reclassification was quantitatively significant to both affected investing line items on the Cash Flow Statement and also noted the net originations and collections were not affected. The misclassification did not affect net income, earnings per share, or management compensation nor did it relate to incorrectly applying accounting guidance. The Company also noted that the reclassification was not significant to the other criteria used to evaluate materiality to the financial statements taken as a whole and that the full year cash flows in its most recent Form 10-K were stated correctly. The Company also considered that its new business volume as disclosed in the MD&A was reported correctly for all periods.

The Company believes that it is highly unlikely that an investor would be influenced by the misclassified data, since overall cash flows from investing activities were properly stated for all periods and the affected line items were properly stated for the full year. The Company concluded that based on all of those factors taken as a whole the misclassification was immaterial to the financial statements. Accordingly, the Company corrected and disclosed the misclassification in its 2010 second quarter and third quarter Form 10-Qs. The Cash Flow Statement is presented on a year-to-date basis and, as such, quarterly cash flows are not separately presented. For the staff’s information, the correct quarterly amounts for 2009 were as follows:

($ in Millions)	Q1	Q2	Q3	Q4	Total
Retail loan and direct finance leases originated	(190.8)	(281.1)	(336.6)	(473.7)	(1,282.2)
Collections on retail loans and direct finance lease	561.7	492.6	595.4	635.8	2,285.5

9.	Refer to your response to our prior comment 14. Please clarify for us why “proceeds from sale of repossessed trucks” of $202.5 million and “change in unearned interest” of $27.3 million indicated in the response are part of the change between 2009 and 2008 in the sum of the gross (that is, before any unearned interest and associated loan loss allowance balances) receivable balances for “loans,” “retail direct financing leases,” “sales-type finance leases” and “dealer wholesale financing,” exclusive of “estimated residual values included with finance leases” of $186.8 million for 2009 and $190.6 million for 2008, as presented in Note D. We note that the $202.5 million apparently represents the cash from the sale of $213.1 million of repossessed assets at a loss of $10.6 million, as indicated in Note E. To aid our understanding, please provide us with the journal entry to record amounts associated with these changes.

Response:

The “proceeds from sale of repossessed trucks” of $202.5 million is not part of the change between 2009 and 2008 in the sum of the gross (that is, before any unearned interest and associated loan loss allowance balances) receivable balances as presented in Note D. Upon repossession, the Company recorded a non-cash transaction to remove the associated finance receivable and added the fair value of the repossessed equipment which is included in “Other Assets” in the Financial Services segment. This transaction does not appear in the Cash Flow Statement. When the repossessed equipment was sold, the Company recorded the $202.5 million cash inflow on the cash flow line item “Collections on retail loans and direct financing leases” as it was the final collection of the original receivable.

Journal Entry to Record Sale of Repossessed Inventory

($ in Millions)	Dr	Cr
Cash	$202.5
Allowance for credit losses	10.6
Repossessed Inventory		$213.1

Provision for Credit Losses	$10.6
Allowance for Credit Losses		$10.6

The “change in unearned interest” of $27.6 million represents a non cash decrease in the gross finance receivables balances for direct financing and sales-type finance leases. This amount is also a non cash decrease in unearned interest. On a net finance receivables basis, these amounts equally offset to zero. This occurs when finance lease customers early terminate their contract and the unearned interest will not be earned in the future. As a result this non-cash activity is not in the Cash Flow Statement.

Journal Entry to Record Elimination of Unearned Interest on Early Termination of a Finance Lease

($ in Millions)	Dr	Cr
Finance Receivable		$27.6
Unearned Interest	$27.6

10.	Please tell us what “proceeds from asset disposals” consists of and the associated amounts for each year presented.

Response:

Proceeds from asset disposals consisted of the following:

($ in Millions)	2009	2008	2007
Fixed Assets	$1.9	$3.0	$35.0
Returned Lease Units	315.7	236.3	205.1

Total	$317.6	$239.3	$240.1

The Company received cash from the sale of both fixed assets and returned lease units that were subsequently sold.

Notes to the Consolidated Financial Statements

Note A. Significant Accounting Policies

Revenue Recognition, page 45

11.	Refer to your response to our prior comment 15. You state that customers on non-accrual status become contractually current when they pay all contractually required amounts. Please clarify for us whether “all contractually required amounts” means all amounts due under the previously existing terms of the loan or lease or whether it also includes all amounts due under new terms after modifications of terms have taken place.

Response:

Customer contracts on non-accrual status that have not been modified become contractually current when all contractually required amounts are paid. Customer contracts on non-accrual status that have been modified become contractually current for past due reporting when all amounts due under the new terms after modification have been paid.

12.	The revised disclosure indicated in your response to prior comment 15 indicates that contract modifications are only made when the company has determined that the customer will likely perform under the modified terms. Please tell us and disclose how you determine the likelihood of performance under the modified terms given that it was necessary to modify the contract.

Response:

The Company has a comprehensive credit evaluation process for all loans and leases, including contract modifications. The process includes a careful evaluation of the customer’s credit and payment history and, depending on the circumstances and the size of the receivable, may include on-site meetings to review customer business operations, a review of customer financial statements and forecasts and other financial analysis. Only when a customer is considered likely to perform under the modified terms does the Company approve the modified contract.

The Company will include this information in the notes to the financial statements in future filings.

13.	Refer to your response to our prior comment 16. Your proposed revised policy disclosure states “recognition [of interest income and rental revenue on non-accrual status assets] is resumed if the receivable becomes contractually current and the collection of amounts is again considered probable.” It appears this disclosure should be clarified to state that recognition is resumed if the receivable becomes contractually current by payment of all amounts due under the terms of the previously existing contract and the collection of amounts is again considered probable or, in the case of contracts whose terms are modified, after the customer has made scheduled payments for three months and collection of remaining amounts is considered probable. Please revise or advise, as appropriate.

Response:

The Company’s disclosure will be clarified to read as follows:

Recognition of interest income and rental revenue is suspended (put on non-accrual status) when finance receivables become more than 90 days past the contractual due date or earlier if some other event causes the Company to determine that collection is not probable. Recognition is resumed if the receivable becomes contractually current by the payment of all amounts due under the terms of the existing contract and collection of amounts is considered probable (if not modified), or after the customer has made scheduled payments for three months and collection of remaining amounts is considered probable (if contractually modified).

19.	Also, in your response to prior comment 17 you state that modifications which extend the term beyond one year are reported in new volume. Please clarify for us whether this applies only to accounts that were contractually current immediately prior to the modifications. Also, explain to us why it is appropriate to consider existing loans that have been modified to be new volume.

Response:

Modifications that extended the term beyond one year and were reported in new volume were granted for commercial reasons and not for credit reasons. Typical commercial reasons include customers intending to operate the vehicle longer than the original contract term as opposed to trading the vehicle in. The amounts extended were the final payment for loans and residual values for leases.

Based on the Company’s evaluation of the customer’s credit and payment history and lack of evidence of any financial difficulty, the Company believes if it did not grant an extension, the account would have paid off and been removed from the Company’s books. The Company has granted a new loan or lease for the period of the extension and considers it appropriate to include these contracts in new volume.

As mentioned in the Company’s response dated July 21, 2010 to the Staff’s comments, the total amount of such modifications was $13.1 million, $13.8 million and $11.1 million for 2009, 2008 and 2007, respectively. Once the extensions are granted they are not separately tracked as extensions in the Company’s financial systems. They are monitored individually with the Company’s other contracts. This represents < 1% of new business volume in each year.

24.	You state in the response to our prior comment 17 that your accounting is in accordance with ASC 840-30-35-30 for all finance leases that are modified. Please tell us if you had any modifications of sale-type or direct financing leases that gave rise to new agreements classified as operating leases and your consideration of ASC 840-30-40-6 in such circumstances.

Response:

The Company has modified finance leases that have resulted in new agreements that are classified as operating leases. Finance leases that became operating leases were $.3 million, $1.0 million and $15.1 million for the years ended December 31, 2007 through 2009 and $1.1 million for the six months ended June 30, 2010.

When these transactions occurred, in accordance with ASC 840-30-40-6 the Company removed the net investment from the finance receivables and recorded the assets at the lower of fair market value or the net investment in the balance sheet line item “Equipment on Operating leases, net.” The differences between the recorded net investment and the fair value of the underlying assets were not material.

Note E. Allowance for Losses, page 48

25.	Refer to your response to our prior comment 18. We note your reference to the disclosure contained in the critical accounting policies section of MD&A and the intended revised disclosure that states, “The Company specifically evaluates large retail and wholesale accounts with past-due balances or that otherwise are deemed to be at a higher risk of credit loss by comparing the net realizable value of the underlying collateral to the outstanding receivable balance.” Disclosure concerning the methodology used to estimate the allowance for loan losses, in particular, your specific loan loss reserve, should be included in the notes to the financial statements, pursuant to ASC 310-10-50-9. Please revise your disclosure accordingly.

Response:

In future filings the Company will include this information in the notes to the financial statements.

31.	Additionally, the portion of your disclosure that states “allowances for losses for loans, leases and other are evaluated together” appears to infer that the allowance is determined on a “pooled” basis pursuant to ASC 450-20 rather than on an individual basis pursuant to ASC 310-10. Please clarify for us.

Response:

The Company has both a general reserve for loans and leases combined and a specific reserve for loans and leases evaluated individually. In future filings the Company will update its notes to the financial statements to disclose this information.

33.	Your proposed revised disclosure states that you evaluate large accounts with past-due balances or those deemed to be at higher risk of credit loss by comparing the net realizable value of the underlying collateral to the outstanding receivable balance. Please tell us and disclose how you determine the value of the underlying collateral and associated net realizable value.

Response:

The Company uses a pricing model and regularly updates it to value the underlying collateral on a quarterly basis. The pricing model takes into consideration many market and equipment specific factors, including:

•	The make, model and year of the equipment

•	The number of miles and overall condition of the equipment based on regular inspection

•	The primary method of distribution for the equipment

•	Recent sales prices for similar equipment

•	Economic trends affecting used equipment values

Currently, the Company discloses in its Critical Accounting Policy on the Allowance for Credit Losses that the value of collateral is determined based on used equipment values. In future filings, the Company will clarify that the net realizable value of the collateral is the fair value of the collateral less costs to sell and further explain how collateral value is determined using the information noted above.

35.	It appears that your response to prior comment 20 provides meaningful information to investors in regard to how management evaluates reserves for loans on non-accrual status. Please expand your disclosure to include this.

Response:

In future filings the Company will include this information in the notes to the financial statements.

36.	In your response to prior comment 20, you state that loans on non-accrual status do not have a specific reserve when management determines the receivable balance will be fully collected from payments from the customer or the underlying collateral. Please explain to us how you considered trends in collateral value when evaluating such loans for impairment.

Response:

See answer to comment 33 above for further details on the factors considered in assessing trends in collateral values.

38.	Refer to your response to our prior comment 24. Your disclosure on page 48 states that receivables are charged to the allowance for losses when they are considered uncollectible. Please clarify for us whether “charged” means allowed for or written-off.

Response:

The term “charged” to the allowance means written-off resulting in a reduction in the finance receivable and the allowance.

40.	Refer to your response to our prior comment 25. Please explain to us what the difference between the $106.5 million of charge-offs recorded upon repossession of collateral and the total gross charge-offs of $130.6 million (as indicated in the revised table included in your response to prior comment 19) represents.

Response:

The difference is reconciled below ($ in millions):

Charge-offs recorded upon repossession (net of recoveries)	$106.5
Recoveries	7.0
Additional losses on sale of repossessed equipment	10.6
Write downs of repossessed equipment	4.7
Manufacturing net charge-offs	1.8

Total gross charge-offs	$130.6

The additional losses and write-downs on repossessed equipment are recorded as a simultaneous charge off and provision for credit losses resulting in no change to the reserve.

41.	You state in the response to prior comment 25 that the $106.5 million recorded upon repossession is a charge-off that adjusts both the allowance and the finance receivables balance. However, the disclosure in Note E states that in 2009 you recorded $106.5 million of “credit losses upon repossession” of $203.0 million of collateral. This presumes that $309.5 million (the sum of the credit losses and collateral repossessed) of receivables was written-off in 2009. It also appears from your response to our prior comment 14 that the $203.0 million of collateral repossessed was part of the reduction in the balance of the associated finance receivables between 2009 and 2008. In your response to our prior comment 18 you stated that your methodology for determining impairment of receivables was a comparison of the net realizable value of the underlying collateral to the outstanding receivable balance. From this, it appears that the $106.5 million of credit losses recorded upon repossession represented the impairment loss recognized. Please clarify for us what the $106.5 million for 2009 associated with collateral repossessed represents and the effect of such on your financial statements. To aid our understanding, provide us with journal entries that support the recording the $106.5 million credit losses and the $203.0 million of collateral repossessed.

Response:

Entries to record the charge off and repossession of the associated collateral are shown below (allowance for these losses was provided for in earlier periods).

($ in Millions)	Dr	Cr
Allowance for Credit Losses (net charge offs)	$106.5
Repossessed Inventory	203.0
Finance Receivables		$309.5

Entries to record the subsequent losses on repossessed equipment ($4.7 million write down while in inventory and $10.6 million loss on sale equal $15.3 million) follow:

	Dr	Cr
Provision for Losses	$15.3
Allowance for Credit losses		$15.3

	Dr	Cr
Allowance for Credit losses	$15.3
Repossessed Inventory		$15.3

The Company records the difference between the original estimated market value at the time of repossession and the actual realized value on sale of the equipment as part of the activity in the credit loss provision. As a result, the amount of credit losses and provision for losses includes a full accounting of the total loss that was realized on the related finance receivable. As indicated in Note E., Allowance for Losses, repossessed equipment is typically disposed of promptly upon repossession.

Note N. Income Taxes, page 57

44.	Refer to your response to our prior comment 27. You state the impact on the consolidated tax rate was immaterial. Please explain to us your basis for this conclusion. In so doing, tell us the amount of foreign earnings not indefinitely reinvested in each year for which taxes were provided and the amount of the associated tax recorded. If the amount of foreign earnings not indefinitely reinvested changed materially among the years presented, tell us the reason for material change.

Response:

The Company’s conclusion that the impact of foreign earnings not indefinitely reinvested on the consolidated tax rate is immaterial is based upon the following considerations. The current domestic federal tax rate is 35%. The tax rate in the foreign locations where the Company does business generally ranges from 25% to 30%. To the extent the Company does not indefinitely reinvest any of its foreign earnings, the Company’s overall tax rate is approximately 35% (excluding state tax and other permanent differences) as the Company receives a credit for foreign taxes paid in computing its U.S. tax liability.

Included in domestic taxable income for 2009, 2008 and 2007 are $31.4 million, $456.8 million and $536.1 million of foreign earnings, respectively, which are not indefinitely reinvested, for which domestic taxes of $3.7 million, $69.1 million and $47.9 million, respectively, were provided as the difference between the domestic and foreign rate on those earnings. The reason for the drop in the amount of foreign earnings not indefinitely reinvested in 2009 is the decline in foreign earnings in 2009.

In future filings, the Company will disclose foreign earnings not indefinitely reinvested and the related income taxes in Note N. Income Taxes and discuss significant changes in foreign earnings not indefinitely reinvested in the MD&A.

Form 10-Q for Fiscal Quarter Ended June 30, 2010

Management’s Discussion and Analysis

Liquidity and Capital Resources, page 28

45.	Please note that citing net income and changes in working capital items, both of which are prepared on the accrual basis of accounting, in explaining the variance in net cash provided by operating activities may not provide a sufficient basis for a reader to understand the changes therein in terms of cash. Refer to Section IV.B.1 of “Interpretation: Commission Guidance Regarding Management’s Discussion and Analysis of Financial Condition and Results of Operations” available on our website at http://www.sec.gov/rules/interp/33-8350.htm for guidance. Please disclose, in terms of cash, the significant reasons and related underlying drivers sufficient to explain a substantial portion of comparative changes in and level of cash provided by operating activities. For example, explain why there was an increase in accounts payable and accrued expenses and a lower decrease in wholesale receivables in the current period, and how the change in each impacted cash from operating activities in terms of cash. In regard to wholesale receivables, consider changes in amounts collected, level of amounts eligible for collection, collection rates, collection period of time, quality of the receivables, etc. in explaining the lower decrease in wholesale receivables.

Response:

The Company will expand its explanation of cash flows from operations in the Liquidity and Capital Resources section of future filings. For example, an expanded explanation of the second quarter 2010 information is as follows:

Proposed:

Cash provided by operations increased to $799.5 million in the first half of 2010 compared to $410.0 million in the same period in 2009. The Company generated $389.5 million of additional operating cash by making lower pension contributions ($133.6 million) due to the improved funding status of its pension plans and from higher net income of $115.1 million which provided more cash inflows than outflows. Also contributing to the increase in cash provided by operating activities were lower cash payments for goods and services compared to 2009 when cash payments exceeded goods and services incurred ($412.3 million), partially offset by a lower decrease in wholesale receivables ($336.6 million). The lower decrease in wholesale receivables in 2010 primarily reflects the effects of a smaller change in truck production, primarily in Europe.

The Company acknowledges that

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking action with respect to the filings; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Michael T. Barkley
Michael T. Barkley
Vice President and Controller
(Authorized Officer and Chief Accounting Officer)